Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(in millions)

	Restated
		For the Years Ended December 31
	First Quarter 2006	2005	2004	2003	2002	2001
Earnings
Income before income taxes and cumulative effects of changes in accounting principles (a)	$(2,345)	$1,079	$4,109	$914	$4,036	$(6,372)
Less: Equity in net (income)/loss of affiliates included in income before income taxes	(86)	(303)	(240)	(155)	137	351
Adjusted income	(2,431)	776	3,869	759	4,173	(6,021)
Adjusted fixed charges (b)	2,264	9,091	9,136	9,996	10,977	11,911
Earnings	$(167)	$9,867	$13,005	$10,755	$15,150	$5,890

Combined Fixed Charges and Preferred Stock Dividends
Interest expense (c)	$2,155	$8,484	$8,528	$9,236	$10,128	$11,482
Interest portion of rental expense (d)	86	514	565	524	448	394
Preferred Stock dividend requirements of majority owned subsidiaries and trusts	—	—	—	190	353	55
Fixed charges	2,241	8,998	9,093	9,950	10,929	11,931
Ford Preferred Stock dividend requirements (e)	—	—	—	—	22	22
Total combined fixed charges and Preferred Stock dividends	$2,241	$8,998	$9,093	$9,950	$10,951	$11,953

Ratios
Ratio of earnings to fixed charges	(f )	1.1	1.4	1.1	1.4	(f	)
Ratio of earnings to combined fixed charges and Preferred Stock dividends	(f )	1.1	1.4	1.1	1.4	(f	)

Discontinued operations are excluded from all amounts.
__________
(a)	Income before taxes includes equity income from unconsolidated subsidiaries.
(b)
Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and Preferred Stock dividend requirements of majority owned subsidiaries and trusts. (Capitalized interest: March 2006 YTD - $19 mil; 2005 - $67 mil; 2004 - $57 mil; 2003 - $63 mil; 2002 - $46 mil; 2001 - $44 mil)

(c)	Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
(d)	One-third of all rental expense is deemed to be interest.
(e)
Preferred Stock dividend requirements of Ford Motor Company were increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company’s effective income tax rates.

(f)	Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges by $6.1 billion.
Earningsfor the first quarter 2006 were inadequate to cover fixed charges by $2.4 billion.